

April 11, 2011

Irina Dondikova
President
Lambent Solutions Corp.
400 St-Martin West Blvd.
Suite 350
Laval, QC Canada H7M 3Y8

> **Re:** **Lambent Solutions Corp.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2011**
> **File No. 333-172842**

Dear Ms. Dondikova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are a development stage company with limited assets and an expectation for continuing ongoing losses from operations over the near term. Please review Rule 419 of Regulation C and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of Rule 419 or provide us with an explanation of why Rule 419 does not apply.

Prospectus Cover Page

2. Please provide a table on the prospectus cover page that discloses the amount of proceeds to the company if 100%, 50% and 25% of the shares being offered are sold.

3. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities

Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Prospectus Summary, page 3

4. Disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

5. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting compared to the potential minimal amount of net proceeds to be raised in the offering which may not cover the costs of the offering and being a reporting company. Provide quantified disclosure for context. In addition, address the following:

   - The company is a shell company in the development stage;
   - The company's sole officer and director, Ms. Dondikova, has other business interests and will only be devoting approximately 12 hours per week to running a public reporting company;
   - Ms. Dondikova has no experience in running a public reporting company;
   - Ms. Dondikova will receive no salary;
   - Ms. Dondikova appears to have no experience in U.S. GAAP;
   - The company's common stock has no market and may or may not become quoted on the over-the-counter market;
   - The company's common stock will likely be a penny stock.

6. Please disclose, if true, that your service essentially consists of developing a website that displays a customer's real estate listings that the customer can show using its own television or computer linked to the internet and the company's website. If this is not the case, please clarify how your service differs from this type of operation.

7. You disclose that you have two real estate listing and advertising agreements with two customers. Please disclose that you do not currently have the ability to advertise real estate listings. Also disclose the material terms of these real estate listing and advertising agreements in your Management's Discussion and Analysis and Business sections.

Risk Factors, page 7

8. Please provide risk factor disclosure regarding the apparent lack of experience of your sole officer and director in running a public company that is reporting company with the Securities and Exchange Commission.

9. Please provide risk factor disclosure regarding the increased disclosure control and procedure reporting requirements applicable to a reporting company, including the requirements regarding internal control over financial reporting.

We are solely dependent upon the funds to be raised in this offering…, page 7

10. Please expand the discussion in this risk factor to describe the impact on your business plan if you are unable to sell all of the shares being offered. In addition, please disclose the minimum amount you think you would need to raise in this offering to fund your operations over the next twelve months.

Our business model is unproven. Thus it is difficult for an investor to determine the likelihood of success or risk to his investment…, page 8

11. We note your statement that you do not expect to generate revenues until at least eight months following the date your prospectus becomes effective. Please expand the disclosure here and in your Management's Discussion and Analysis to clarify whether your expectation is based on the assumption that you sell 100% of the securities offered for sale by the company. In addition, please disclose when you anticipate that your operations would begin to generate revenues if you sold less than a 100% of the securities offered for sale in this offering.

Because company's headquarters are located outside of the United States…, page 8

12. Please disclose where Ms. Dondikova resides. Provide more specific disclosure pertaining to Canada and, if different, the country where Ms. Dondikova resides that explains why it would be difficult to effect service of process, to enforce judgments based upon U.S. federal securities laws and to bring an original action in Canada to enforce liabilities based upon U.S. federal securities laws.

Development of markets required for successful performance…, page 10

13. Please specify the types of marketing activities you have engaged in to date. In addition, please disclose the aggregate amount you have spent on such activities.

Plan of Distribution, page 13

14. You disclose in the last sentence of the third paragraph on page 15 that, "sales by the Company must be made at the fixed price of $0.02 until a market develops for the stock." As you are not eligible to conduct an at-the-market offering, please revise this disclosure to clarify that you are offering the shares at a fixed price of $0.02 for the duration of the offering.

15. Please clarify under "Procedures for Subscribing" that no subscriptions may be executed nor funds delivered prior to effectiveness of the registration statement.

Management's Discussion and Analysis, page 16

Plan of Operation, page 17

16. Please revise your disclosure to clarify whether the described business activities assume full or partial funding. To the extent, the disclosed activities reflect full funding, please disclose what expenditures you anticipate foregoing if you were only able to raise 50% and 25% of your target funding. In addition, please discuss the impact that this lower funding would have on your ability to execute on your business plan over the next twelve months. For example, discuss the impact your inability to hire a salesperson would have on your expectation to generate revenue within eight months of effectiveness.

17. We note that you anticipate rewarding third parties for referrals. Please provide specific disclosure regarding this reward program and its potential impact on your margins and financial performance.

18. Please discuss and quantify, to the extent possible, your anticipated operating expenses once your business is operational.

Business, page 21

19. We note your disclosure on page 22 that you intend to provide services that allow your clients to upload and update their listings "at many different locations of our customers' choice." Please provide additional disclosure regarding this aspect of your business plan. For example, explain whether you anticipate leasing advertising space on your client's behalf.

20. We note that you intend to require your customers to purchase equipment, including monitors and HD televisions. Please specify what party will own this equipment.

21. Please provide backup for the numbers you provide in your Revenue Potential from Quebec section.

22. On page 23, please specify whether the disclosed $500 minimum is per contract or per day.

Competition, page 22

23. Please discuss in more detail the current advertising methods primarily used by your target market in Quebec. Also discuss whether there is a central listing service. Distinguish your service from other advertising services and central listing services. For example, discuss the additional expenses your clients would incur by having to purchase television displays and computers. As another example, discuss where you believe your potential customers would install their displays.

Government Regulation, page 25

24. As your target market is the province of Quebec, please discuss applicable government regulations in Canada and Quebec.

Management, page 25

25. Please note that Item 401(f) of Regulation S-K has been revised. Please clarify on page 26 whether Ms. Dondikova has been involved in the particular events listed in Item 401(f) in the last <u>ten</u> years.

Principal Stockholders, page 28

Future sales by existing stockholders, page 28

26. As stated above, since you are a shell company, securities held by existing stockholders and the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Please revise.

Certain Transactions, page 30

27. We note your disclosure that your president has advanced you $199 as of February 28, 2011. On page F-8, you disclose that Ms. Dondikova has loaned the company $4,156. Please reconcile your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

Fax: Joe Laxague
        (702) 944-7100